Mail Stop 4561
								September 13, 2005

By U.S. Mail and Facsimile to (425) 468-8230

Michael A. Tembreull
Vice Chairman
Paccar Financial Corp.
777 106th Avenue N.E.
Bellevue, Washington  98004

Re:	Paccar Financial Corp.
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 4, 2005
	File No. 001-11677

Dear Mr. Tembruell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 11
1. Please tell us and revise future filings to fully explain the reasons for changes in each element of your loan loss allowance so that a reader can understand how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end.

* Quantify and explain how changes in your estimation methods and assumptions affected the allowance;

* Quantify and explain how changes in loan and lease concentrations, quality, and terms that occurred during the period are reflected in your allowance.

* Quantify your gross charge-offs and recoveries for each period presented and explain why net charge-offs have decreased so significantly, whether this trend is expected to continue, and how this affected the determination of your allowance.

Critical Accounting Policies, page 13
2. Please tell us and in future filings revise to include a complete description of your accounting policy for the allowance for credit losses. Describe your systematic analysis and procedural discipline, required by FRR-28, for determining the amount of your allowance for losses. Specifically explain the following:

* how you determine each element of the allowance;

* which contracts are evaluated individually and which contracts are evaluated as a group;

* how you determine both the allocated and unallocated portions of the allowance for losses;

* how you determine the loss factors you apply to your graded loans to develop a general allowance; and

* how you consider dealer recourse provisions in determining each element of your allowance.


       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Please provide us drafts of your proposed revisions, where applicable, and any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3426 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Angela Jackson
      Senior Accountant




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Michael A. Tembreull
Paccar Financial Corp.
September 13, 2005
Page 3